Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF DOCENT, INC.

Docent, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

FIRST:    The name of the Corporation is Docent, Inc.

SECOND:    Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation.

THIRD:    The terms and provisions of this Certificate of Amendment (i) have been duly approved by the Board of Directors; and (ii) have been duly approved by the required number of shares of outstanding stock of the Corporation, in each case pursuant to and in accordance with Section 242 of the Delaware General Corporation Law.

FOURTH:    Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

“IV.

A.    This corporation is authorized to issue two classes of shares of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares which the corporation is authorized to issue is eighty-eight million, three hundred thirty-three thousand, three hundred and thirty-three (88,333,333) shares. Eighty-three million, three hundred thirty-three thousand, three hundred and thirty-three (83,333,333) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).

B.    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a “Preferred Stock Designation”) pursuant to the Delaware General Corporation Law (“DGCL”), to fix or alter from time to time the designation, powers, preferences and rights of the share of each such series and qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares constituting any such series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Upon filing this amendment to the Amended and Restated Certificate of Incorporation (the “Effective Date”), the issued and outstanding Common Stock of the corporation will be reverse split on a one-for-three basis so that each three shares of Common Stock, issued and outstanding immediately prior to the Effective Date, shall automatically be converted into and reconstituted as one share of Common Stock (the “Reverse Split”). No fractional shares will be issued by the corporation as a result of the Reverse Split, and, as of the Effective Date, stockholders otherwise entitled to receive fractions of shares shall have no further interest as a stockholder in respect of such fractions of shares. The corporation will pay in cash (with no interest) the value, based on the average of the closing prices of the Common Stock, as reported on The Nasdaq National Market during each of the five (5) trading days preceding the Effective Date, of fractions of shares which otherwise would result from the Reverse Split.”

FIFTH:    This Certificate of Amendment to the Certificate of Incorporation shall be effective as of the date it is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation of the Corporation has been signed by Neil J. Laird, its authorized officer this 25 day of October, 2002.

DOCENT, INC.

By:    Neil J. Laird
Title:    CFO & Sr. VP

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